Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Canopy Growth Corporation (the “Company”) on Form 40-F for the period ended March 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bruce Linton, Chairman and Co-Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

June 25, 2019	/s/ Bruce Linton
Bruce Linton
Chairman and Co-Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Canopy Growth Corporation and will be retained by Canopy Growth Corporation and furnished to the Securities and Exchange Commission or its staff upon request.